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                                                                  EXHIBIT (a)(4)

                                   MEMORANDUM

                                                               December 23, 2002

To:               Eligible Holders of Stock Options

From:             Lowell W. Paxson

Re:               Stock Option Exchange Offer


         We are pleased to announce your eligibility to participate in a new stock option exchange offer which is being extended to selected former employees and consultants of Paxson Communications Corporation. You are being offered the opportunity to tender your eligible stock options for exchange for a new option exercisable for a number of shares of our common stock equal to one-half of the number of shares currently subject to the tendered option (rounded up to the nearest whole share). The new options will be exercisable in full immediately for a period of only one business day, at an exercise price of $0.01 per share. You will find further details regarding the program in the enclosed Offer to Exchange and related documents. Here is a brief summary of the material terms and conditions of the offer:

      o Holders of options with a strike price of $7.25 per share or higher are being offered the right to exchange all, but not less than all, of their options for new options with a strike price of $0.01 per share

      o For each two option shares surrendered, holders will receive an option to purchase one new share, with a limited exercise period of one day commencing on the business day after the offer expiration date (which is also the new option grant date)

      o The shares acquired upon exercise of the new options will be fully vested and not subject to any restrictions on transfer

         We currently expect to grant the new options to you, in exchange for your tendered options, on or about January 23, 2003. Program participation is entirely voluntary, and although our Board of Directors has approved this offer, we make no recommendation as to whether or not you should tender your options for exchange. Please note that any one of several events could cause the offer to be terminated, postponed or amended, including the occurrence of certain legal or regulatory actions, an event that requires the extension of the offer expiration date beyond January 22, 2003, a material change in our business, and other events as described in the enclosed materials.

         The offer is being made under the terms and subject to the conditions of an Offer to Exchange and a related Election Form, Notice to Change Election and Stock Option Agreement, each of which is enclosed with this letter. The enclosed materials provide a detailed description of the terms of the offer, the persons who may participate, the conditions to exchanging your options, the risks involved with participating, and other important information. The terms and conditions of the new options will be significantly different from the terms


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and conditions of the options you currently hold. You should carefully read the enclosed materials and understand all aspects of the exchange offer before deciding whether or not to participate. We also recommend that you consult your personal tax and financial advisors before you make your participation decision. If you decide to participate, please follow the procedures outlined in the enclosed materials. Please note that this offer expires at, and you must return the election form and executed Stock Option Agreement no later than, 5:00 p.m., Eastern Standard Time, on January 22, 2003 (unless otherwise extended).

         If you have any questions about the offer, please contact Cheryl Scully, Director of Investor Relations and Treasury of Paxson Communications Corporation, at (561) 682-4211.

Sincerely,



Lowell W. Paxson
Chairman and Chief Executive Officer


Enclosures



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